  EXHIBIT 99.1

Fincera Reports 2017 Year-end Financial Results

SHIJIAZHUANG, CHINA / ACCESSWIRE / April 30, 2018 / Fincera Inc. (''Fincera'' or the ''Company'') (OTCQB: YUANF), a leading provider of web-based financing and ecommerce services for small and medium-sized businesses and individuals in China, today reported financial results for the year ended December 31, 2017.

Full-year 2017 Financial Highlights

●
Income for the year ended December 31, 2017, increased 16.9% to RMB1.0 billion (US$156.7 million) from RMB875.9 million in the prior year.
●
Net loss improved to RMB8.4 million (US$1.3 million), from net loss of RMB12.3 million in the prior year.
●
Net cash provided by operating activities increased 148.4% to RMB2.1 billion (US$326.6 million) for the year ended December 31, 2017, from RMB859.2 million in the prior year. This increase resulted in a 63.6% improvement in the Company's overall cash position to RMB1.3 billion (US$191.5 million) at the end of 2017, compared to RMB764.8 million at the end of 2016.

Operational Highlights

Loan transaction volume across all loan types for 2017 totaled approximately RMB26.8 billion (US$4.1 billion), compared to approximately RMB24.4 billion in 2016.

CeraPay

CeraPay, launched at the end of 2014, is Fincera's proprietary revolving credit product that processes and settles transactions between its users and merchants. CeraPay users are provided with a credit line that can be utilized at participating CeraPay merchants. Having features like a credit card, there are no fees to users for using the CeraPay payments service as long as any outstanding balances are paid in full each month. Fincera generates revenue from CeraPay primarily by charging transaction fees, which were approximately 2.4%, to merchants participating in the network. Merchants may use CeraPay funds to make payments to other CeraPay users or merchants or cash out the funds via transfer to a bank account. CeraPay users are subject to an application and credit approval process, and provide guarantees and collateral before they are provided a credit line.

Previously, Fincera offered 30-day credit lines and 12-month installment loans via CeraPay and collected transaction service fees from merchants receiving the payment. However, since July 2017, to comply with recent financial regulation, Fincera replaced these products with similar offerings from CeraVest where these loans are instead facilitated by the peer-to-peer lending platform. The transaction fees collected in this new format are then allocated to the investor of the loan as interest payments and to the Company as a facilitation fee.

CeraVest (https://www.qingyidai.com)

Fincera created CeraVest as an online lending marketplace that provides a short-term operating capital platform for small and medium-sized businesses. CeraVest allows lenders to provide loans to borrowers that have been vetted by the Company. CeraVest also provides investors the opportunity to invest in loans facilitated by the CeraPay platform. From its inception in November 2014 through the fourth quarter of 2017, CeraVest originated and facilitated over RMB13.3 billion (US$2.0 billion) in loans.

Currently, lenders may invest in three types of loans on the CeraVest platform: a 30-day line of credit loan with an annualized return of 8.1% if held to maturity, a 180-day term loan with an annualized return of 8.62% if held to maturity, and a 12-month installment loan with an annualized return of 9.02% that returns principal and interest monthly. In addition, lenders may trade all loans on a secondary marketplace offered by CeraVest with pricing provided by the Company. Fincera earns facilitation fees on CeraVest loans.

Previously, Fincera offered 180-day loans with a different transaction process as CeraVest Fixed and offered CeraVest Flex as a highly liquid investment option to its customers. Both products were discontinued in 2017 and replaced with new products to comply with the recent Chinese regulations.

Fincera facilitated RMB5.8 billion (US $890.5 million) in 180-day loans during 2017, compared to RMB4.8 billion in 2016.

Operational Updates

Fincera is pleased to announce that it has made progress with certain corporate initiatives, including:

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Implementing a four-pronged sales channel that consists of company-owned stores, employee-owned stores, franchise stores, and part-time individual sales agents;
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Launching three new products through the CeraVest platform (Qingying, Yueying and Zhongying) and discontinuing certain products (Fixed, Flex and Chuangying) to comply with the latest government regulations; and
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Implementing a fund custody system with XWBank as its custodian for all customer accounts.

Management Commentary

Mr. Yong Hui Li, Chairman and CEO of Fincera, stated, ''We were pleased to close 2017 with strong performance in our loan products, achieving the highest quarterly total loan transaction volume to date of approximately RMB7.3 billion in the fourth quarter of 2017. In doing so, we significantly strengthened the Company's overall cash position through the positive cash flow generated through our operations. In our commitment to maintaining compliance with recent government regulations, Fincera made several changes to the products offered through our CeraVest platform in the second half of 2017. Despite these changes, we continued to see steady growth in CeraVest loans facilitated during the period, and as a result, achieved top line improvement of nearly 17% year over year. We continued to invest in the ongoing growth of our internet-based business with an expanded sales channel and new products and partnerships. While these additional operating expenses did impact our bottom line for the year, we anticipate a return to profitability over the next two quarters. We also continued adapting our offline operations and sales processes to changing market environments to further accelerate our top line growth and will have further updates on these improvements over the course of 2018.''

Currency Conversion

This release contains approximate translations of certain RMB amounts into US$ for convenience. Unless otherwise noted, all translations from RMB to US$ are made at a rate of USD1.00 = RMB6.5342 on December 30, 2017, the last business day in fiscal year 2017, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate, or at any other rate.

Full-year 2017 Financial Results

Income (Revenues)

The table below sets forth certain line items from the Company's Consolidated Statement of Income as a percentage of income:

(RMB in thousands)	Year ended December 31, 2017		Year ended December 31, 2016
	Amount	% of Revenue	Amount	% of Revenue	% Change
Facilitation fee	231,709	22.6%	-	-	N/A
Interest income	310,289	30.3%	243,169	27.7%	27.6%
Service charges	201,386	19.7%	447,181	51.1%	-55.0%
Property lease and management	192,221	18.8%	169,765	19.4%	13.2%
Other income	88,246	8.6%	15,810	1.8%	458.2%
Total income	1,023,851	100.0%	875,925	100.0%	16.9%

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Total income for the year ended December 31, 2017, increased 16.9% to RMB1.0 billion (US$156.7 million), from RMB875.9 million in the prior-year period, primarily due to growth in the aggregate amount of loans outstanding under the Company's CeraVest product, which was partially offset by a decline in transaction fees from CeraPay due to loan transaction process changes.
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Facilitation fees, which represent upfront fees charged for facilitating loan transactions via our marketplace lending platform, totaled RMB231.7 million (US$35.5 million) in the year ended December 31, 2017. These fees came into existence in July 2017 when Fincera redeveloped its loan transaction process to comply with online lending regulations.
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Interest income, which represents interest earned on CeraVest loans, increased 27.6% to RMB310.3 million (US$47.5 million) in the year ended December 31, 2017, from RMB243.2 million in the prior year, mainly due to an increase in origination fee charge rates and transactions of loan receivables that were issued after the second quarter of 2017. The increment of interest income from new products was offset by a decline in interest income from old products.
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Service charges, which represent CeraPay transaction fees, decreased 55.0% to RMB201.4 million (US$30.8 million) in the year ended December 31, 2017, from RMB447.2 million in the prior year. Since July 2017, CeraPay loan transactions have been facilitated through a revised transaction process through Fincera's peer-to-peer lending platform; as a result, the service charges under the previous transaction process are now allocated as a facilitation fee to the Company and as interest payable to investors of each loan once the facilitation is successful. Thus, service charges have declined drastically in 2017, and the Company anticipates discontinuing reporting this revenue item in future financial reports.
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Property lease and management revenues increased 13.2% to RMB192.2 million (US$29.4 million) in 2017, compared to RMB169.8 million in the prior year. The occupancy rate of the Kaiyuan Finance Center during the year ended December 31, 2017, increased to 78%, compared to 74% during the prior year. Income from the Company's hotel operation at the Kaiyuan Finance Center also increased during the period.
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Other income is mainly comprised of late payment fees (penalty income) from both CeraPay and CeraVest. Other income increased 458.2% to RMB88.2 million (US$13.5 million) in 2017, compared to RMB15.8 million in the prior year due to the strengthening of collection efforts.

Operating Costs and Expenses

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The Company's operating costs and expenses increased 17.6% to RMB1.0 billion (US$158.5 million) in 2017 from RMB880.8 million in the prior year, primarily due to increased interest expense, product development expense, selling and marketing expense, and general and administrative expenses to support the growth of the Company's internet-based business.

Loss from Continuing Operations Before Income Taxes

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Loss from continuing operations before income taxes totaled RMB11.6 million (US$1.8 million) in 2017, compared to loss of RMB4.8 million in the prior year, primarily as a result of the increased operating costs and expenses mentioned above.

Income from Discontinued Operations, Net of Taxes

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Income from discontinued operations, net of taxes, totaled RMB2.3 million (US$0.4 million) in 2017, compared to RMB1.1 million in the prior year. The Company continues the winding down of its legacy truck-leasing business, which is classified as discontinued operations. This income is a result of the collection of overdue traditional leasing receivables, thus reversing the corresponding provision recorded against them on the Company's financial statements.

Net Loss

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Net loss improved to RMB 8.4 million (US$1.3 million) in 2017, from net loss of RMB12.3 million in the prior year.

Balance Sheet Highlights

At December 31, 2017, Fincera's cash and cash equivalents (not including restricted cash) were RMB1.1 billion, compared to RMB722.3 million at December 31, 2016. Total liabilities were RMB6.9 billion and stockholders' equity was negative RMB119.6 million, compared to RMB7.0 billion and RMB157.1 million , respectively, at December 31, 2016. The reduction in stockholders' equity was primarily a result of the US$1.00 per share cash dividend that the Company declared in September 2017.

About Fincera Inc.

Founded in 2005, Fincera Inc. (OTCQB: YUANF) provides innovative web-based financing and ecommerce services for small and medium-sized businesses and individuals in China. The Company also operates a network of branch offices in 31 provinces, municipalities, and autonomous regions across China. Fincera's primary service offerings include a credit advance/online payment-processing network and a web-based small business lending platform. The Company's website is http://www.fincera.net. Fincera trades on the OTCQB venture stage marketplace for early stage and developing U.S. and international companies. OTCQB companies are current in their reporting and undergo an annual verification and management certification process.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to materially differ from those set forth in the forward-looking statements:

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changing principles of generally accepted accounting principles;
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outcomes of any government or government-related reviews, inquiries, investigations, and related litigation;
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continued compliance with government regulations;
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legislation or regulatory environments, requirements or changes adversely affecting the financial services industry in China;
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fluctuations in consumer demand;
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management of rapid growth;
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general economic conditions;
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changes in government policy;
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fluctuations in sales of commercial vehicles in China;
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China's overall economic conditions and local market economic conditions;
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the Company's business strategy and plans, including its ability to expand through strategic acquisitions, the establishment of new locations, and the introduction of new products and services;
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the Company's ability to successfully integrate recent acquisitions;
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credit risk affecting the Company's revenue and profitability, including its ability to manage the default risk of customers;
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the results of future financing efforts; and
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geopolitical events.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information, including forward looking statements, contained in this press release.

CONTACT:

At the Company

Jason Wang
Chief Financial Officer
(858) 997-0680 / jcwang@fincera.net

Investor Relations

The Equity Group Inc.
Carolyne Y. Sohn
Senior Associate
(415) 568-2255 / csohn@equityny.com

Adam Prior
Senior Vice President
(212) 836-9606 / aprior@equityny.com

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except share and per share data)

	Years ended December 31,
	2017	2017	2016
	USD	RMB	RMB
Income
Facilitation fee	35,461	231,709	-
Interest income	47,487	310,289	243,169
Service charges	30,820	201,386	447,181
Property lease and management	29,418	192,221	169,765
Other income	13,505	88,246	15,810
Total income	156,691	1,023,851	875,925

Operating Costs and Expenses (Income)
Interest expense	47,013	307,191	262,762
Interest expense, related parties	24,799	162,041	41,339
Provision for credit losses	(2,057)	(13,443)	116,032
Product development expense	12,607	82,375	62,647
Property and management cost	17,145	112,030	109,568
Selling and marketing	27,727	181,176	89,620
General and administrative	31,232	204,077	198,787
Total operating costs and expenses	158,466	1,035,447	880,755

Loss from continuing operations before income taxes	(1,775)	(11,596)	(4,830)
Income tax (benefit) provision	(134)	(878)	8,534
Loss from continuing operations	(1,641)	(10,718)	(13,364)
Income from discontinued operations, net of taxes	358	2,336	1,094
Net loss	(1,283)	(8,382)	(12,270)

(Loss) earnings per share(1)
Basic
Continuing operations	(0.03)	(0.23)	(0.28)
Discontinued operations	0.01	0.05	0.02
	(0.02)	(0.18)	(0.26)
Diluted
Continuing operations	(0.03)	(0.23)	(0.28)
Discontinued operations	0.01	0.05	0.02
	(0.02)	(0.18)	(0.26)

Weighted average shares outstanding(1)
Basic	47,271,473	47,271,473	47,113,656
Diluted	47,271,473	47,271,473	47,113,656

(1) All per share amounts and shares outstanding for all periods have been retroactively restated to reflect Fincera's 2-for-1 stock split, which was effective on November 1, 2017.

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share data)

	December 31,
	2017	2017	2016
	USD	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	171,910	1,123,296	722,301
Restricted cash	19,553	127,762	42,517
Loans, net	283,279	1,851,001	2,575,717
Other financing receivables, net	296,320	1,936,213	2,049,444
Prepaid expenses and other current assets	9,628	62,913	45,593
Current assets of discontinued operations	7,632	49,872	100,318
Total current assets	788,322	5,151,057	5,535,890

Property, equipment and leasehold improvements, net	206,737	1,350,858	1,401,780
Deferred tax assets, net	32,075	209,587	163,209
Non-current assets of discontinued operations	6,428	42,002	51,147

Total assets	1,033,562	6,753,504	7,152,026

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Dividends payable	26,466	172,932	-
Short-term bank borrowings (including short-term bank borrowings of the consolidated VIEs without recourse to Fincera of RMB520,000 and RMB520,000 as of December 31, 2017 and 2016, respectively)	79,581	520,000	580,000
Long-term bank borrowings, current portion	11,172	73,000	62,000
Borrowed funds from CeraVest investor, related party (including borrowed funds from CeraVest investor, related party of the consolidated VIEs without recourse to Fincera of RMB1,161 and RMB930 as of December 31, 2017 and 2016, respectively)	178	1,161	30,171
Borrowed funds from CeraVest investors (including borrowed funds from CeraVest investors of the consolidated VIEs without recourse to Fincera of RMB743,496 and RMB1,583,565 as of December 31, 2017 and 2016, respectively)	113,785	743,496	3,035,586
Financing payables, related parties (including financing payables, related parties of the consolidated VIEs without recourse to Fincera of RMB1,729,327 and RMB1,392,400 as of December 31, 2017 and 2016, respectively)	281,015	1,836,203	1,900,533
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to Fincera of RMB2,358,109 and RMB201,597 as of December 31, 2017 and 2016, respectively)	403,354	2,635,604	424,567
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Fincera of RMB36,733 and RMB25,951 as of December 31, 2017 and 2016, respectively)	8,154	53,278	37,986

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS - CONTINUED
(in thousands except share and per share data)

	December 31,
	2017	2017	2016
	USD	RMB	RMB
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIEs without recourse to Fincera of RMB 5 and RMB5,591 as of December 31, 2017 and 2016, respectively)	1,671	10,916	31,012
Total current liabilities	925,376	6,046,590	6,101,855

Non-current liabilities
Long-term bank borrowings	90,447	591,000	664,000
Long-term financing payables, related party	36,045	235,527	229,118
Total liabilities	1,051,868	6,873,117	6,994,973

Commitments and Contingencies

Stockholders' equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	-	-	-
Ordinary shares - $0.001 par value authorized - 1,000,000,000 shares; issued and outstanding - 47,531,799 shares at December 31, 2017; issued and outstanding - 47,123,898 shares at December 31, 2016(1)	50	327	327
Additional paid-in capital	106,193	693,889	962,173
Statutory reserves	24,531	160,289	159,801
Accumulated deficit	(149,080)	(974,118)	(965,248)
Total stockholders' equity (deficit)	(18,306)	(119,613)	157,053

Total liabilities and stockholders' equity (deficit)	1,033,562	6,753,504	7,152,026

(1) All per share amounts and shares outstanding for all periods have been retroactively restated to reflect Fincera's 2-for-1 stock split, which was effective on November 1, 2017.

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31,
	2017	2017	2016
	USD	RMB	RMB
Cash flow from operating activities:

Net loss	(1,283)	(8,382)	(12,270)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:	-	-
Depreciation and amortization	8,337	54,478	59,391
Exchange gain (loss)	(1,397)	(9,131)	26,660
(Reversal) provision for credit losses	(5,276)	(34,473)	138,321
Accrued marketing expense	7,849	51,284	-
Deferred income taxes	(5,698)	(37,233)	(20,616)
Stock-based compensation expenses	3,680	24,045	8,399
Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	7,204	47,075	102,753
Other financing receivables from peer store, net	-	-	-
Short-term net investment in sales-type leases	-	-	37,033
Long-term net investment in direct financing and sales-type leases	2,034	13,290	398,444
Inventories	1,378	9,006	21,485
Other payables and accrued liabilities	309,768	2,024,082	98,027
Prepaid expense and other current assets	(2,328)	(15,213)	(14,154)
Income tax payable	2,340	15,292	15,727
Long-term payable	-	-	-

Net cash provided by operating activities	326,608	2,134,120	859,200

Cash flows from investing activities:
Change in loans	112,013	731,918	(966,429)
Change in other financing receivables	37,844	247,279	(618,827)
Purchase of property, equipment and leasehold improvements	(544)	(3,556)	(52,080)
Proceeds from sales of property, equipment and leasehold improvements	-	-	2,995

Net cash provided by (used in) investing activities	149,313	975,641	(1,634,341)

FINCERA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued
(in thousands)

	Years ended December 31,
	2017	2017	2016
	USD	RMB	RMB
Cash flow from financing activities:

Changes in borrowed funds from CeraVest investors	(355,223)	(2,321,100)	1,731,707
Proceeds from financing payables, related parties	897,955	5,867,420	5,783,630
Repayment to financing payables, related parties	(908,498)	(5,936,308)	(5,100,531)
Proceeds from bank borrowings	113,250	740,000	579,999
Repayment of bank borrowings	(131,921)	(862,000)	(884,635)
Capital distribution	4,562	29,812	(1,040,471)
Dividend payment	(21,631)	(141,345)	-

Net cash (used in) provided by financing activities	(401,506)	(2,623,521)	1,069,699

Net increase in cash, cash equivalents and restricted cash	74,415	486,240	294,558

Cash, cash equivalents and restricted cash, beginning of the year	117,048	764,818	470,260

Cash, cash equivalents and restricted cash, end of the year	191,463	1,251,058	764,818

Supplemental disclosure of cash flow information:
Interest paid	49,784	325,298	267,386
Income taxes paid	3,598	23,509	32,814

Supplemental disclosure of non-cash financing activities:
Consideration payable to Smart Success	-	-	445,706
Dividend payable to shareholder	27,669	180,796	-

SOURCE: Fincera Inc.